Mail Stop 4561

October 23, 2008

Via U.S. Mail and Facsimile 212.207.6420

Mr. William S. Gorin
President and Chief Financial Officer
MFA Mortgage Investments, Inc.
350 Park Avenue
21st Floor
New York, NY 10022

>   **Re: MFA Mortgage Investments, Inc.**
>   **Form 10-K for fiscal year ended December 31, 2007**
>   **Filed February 14, 2008**
>   **File No. 001-13991**

Dear Mr. Gorin:

We have reviewed your response letter dated October 7, 2008 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 3. Investment Securities, page 49

1.   We note your response to prior comment one. For the securities sold in the third quarter of 2007 and the first quarter of 2008, please specifically identify the characteristics of those securities sold compared to those which you retained in your portfolio, highlighting the characteristics noted in your response. Further, please highlight to us how you determined the market demand for the MBS you selected for sale.

2.   Considering the sales of securities during the third quarter of 2007 and the first quarter of 2008, please provide to us the following:

- amounts available to you less amounts already drawn on outstanding repo borrowings below the maximum repo credit lines with counterparties which are not discussed in your assessment of your 'cushion' as of September 30, 2008, June 30, 2008 and December 31, 2007;
- other funds available to the company for the purpose of funding near-term liquidity as of the dates indicated above; and
- an analysis of the period in which you estimate that you will recover the value of available-for-sale securities in an unrealized loss position. In your analysis explain to us, in detail, how you determined that you will have the ability to hold these securities for this period.

3.   Please provide to us, as of September 30, 2008, the gross amount of unrealized losses as well as the losses on investments held in a continuous unrealized loss position for 12 months or longer. Further, please provide your cushion as of September 30, 2008, similar to that which was provided in your most recent response to us.

*   *   *   *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3438 if you have questions regarding the comment on the financial statements and related matters.

Sincerely,

Robert Telewicz
Senior Staff Accountant